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                               May 28, 2024

       Richard Maue
       Chief Financial Officer
       Crane Company
       100 First Stamford Place
       Stamford CT 06902

                                                        Re: Crane Company
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            File No. 001-41570

       Dear Richard Maue:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results from Operations - For the Years ended December 31, 2023, 2022 and 2021, page 23

   1. We note that throughout the results of operations section in MD&A you discuss the changes in sales by
referring to the term "core sales." Please revise future filings to define
                                                        "core sales" prior to
its use in your discussion.
       Consolidated Statements of Cash Flows, page 46

   2. We note that in your statement of cash flows, the reconciliation of net income to net cash flows from operations
begins with the amount of    net income from continuing operations
                                                        attributable to common
shareholders,    which is a different from net income. Please note
                                                        that ASC 230-10-45-28
and 45-29 require that whether or not cash flows from
                                                        discontinued operations
are presented separately in the statement of cash flows, the reconciliation of net
income to net cash flows from operations should begin with net income. Please revise
future filings accordingly.
 Richard Maue
Crane Company
May 28, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameRichard Maue                            Sincerely,
Comapany NameCrane Company
                                                          Division of
Corporation Finance
May 28, 2024 Page 2                                       Office of
Manufacturing
FirstName LastName